EXHIBIT 1

WEDNESDAY DECEMBER 22, 9:38 AM EASTERN TIME

COMPANY PRESS RELEASE

UNITEDAUTO GROUP ANNOUNCES STOCK REPURCHASE PROGRAM

DETROIT--(BUSINESS WIRE)--December 22, 1999--UnitedAuto Group, Inc. (NYSE:UAG) announced today that its Board of Directors has authorized the repurchase of up to 10% of the total outstanding stock of the Company. Shares may be acquired from time to time over a two-year period either through open market purchases, negotiated transactions, or other means based upon market conditions.

"We believe the repurchase of our own shares will enable us to take advantage of an attractive investment opportunity given the current price level of our stock," Roger S. Penske, Chairman, said. "This repurchase program will allow our shareholders to most effectively realize the benefits of our ongoing success."

The repurchase of shares of common stock by the Company will increase the ownership interest of Penske Capital Partners above 40% of the total ownership of the Company. If this occurs, the Company plans to make an offer to purchase the outstanding Senior Subordinated Debentures due 2007 at a change of control redemption price of 101% of par. Under the terms of the Debentures, a change of control would occur when Penske Capital's beneficial ownership is increased above 40% of the outstanding voting stock of the Company. As of December 21, 1999 there was $151 million principal amount of these Debentures outstanding.

UnitedAuto, which has pursued a strategy based on internal growth from its existing dealerships as well as from strategic acquisitions, operates 103 franchises in 16 states and Puerto Rico. UnitedAuto dealerships sell new and used vehicles and market a complete line of aftermarket automotive products and services.

This press release contains forward-looking information, and actual results may materially vary from those expressed or implied herein. Factors, including economic conditions, manufacturer approvals and acquisition risks that could affect these results are described in reports and documents filed by the Company with the Securities and Exchange Commission.


Contact:

     UnitedAuto Group, Inc.
     Sam DiFeo
     President
     201 324-2592
         or
     Jim Davidson
     Executive Vice
     President-Finance
     201 324-2676
         or
     Media Contact:
     Phillip M. Hartz
     Senior VP, Corporate Communications
     (212) 715-8629